Filed by Franklin Financial Corporation

Pursuant to Rule 425 under the Securities Act

Subject Company: Franklin Financial Corporation
Commission File No. 0-24133

Date: March 27, 2003

For Immediate Release	For Further Information, Contact:
Date: March 27, 2003	Kristy Williams 615-595-5531
David McCurrach 615-595-5531

FRANKLIN FINANCIAL ANNOUNCES
EXTENSION OF MERGER AGREEMENT
WITH FIFTH THIRD

Franklin, Tennessee, March 27, 2003 – Franklin Financial Corporation (Nasdaq: “FNFN”) announced today that it has agreed to an amendment to its Affiliation Agreement with Fifth Third Bancorp (Nasdaq “FITB”) to extend the termination date of the Affiliation Agreement to June 30, 2004.

As consideration for the amendment, Fifth Third agreed to amend the exchange ratio in the merger to provide that Franklin shareholders would receive Fifth Third common stock valued at a fixed price of $31.00 per share of Franklin common stock plus any increase in the book value per share (excluding certain items) of Franklin common stock from March 31, 2003 through the most recent quarter end prior to the closing. Further, in the event that the Board of Governors of the Federal Reserve System has not granted regulatory approval for the merger on or before May 31, 2004, Franklin will have the right to terminate the agreement and to receive a termination fee of $27 million from Fifth Third.

“We are very pleased that we were able to reach an agreement with Fifth Third that allowed us to provide additional value for our shareholders and to continue to work with Fifth Third towards the completion of the merger,” commented Gordon E. Inman, Chairman, President and CEO of Franklin Financial Corporation.

On May 1, 2001, the common stock of Franklin Financial Corporation began trading on the Nasdaq National Market under the symbol “FNFN”. Corporate data may be found on the Internet at www.fnfn.net.

Franklin National Bank operates nine retail branches and 22 ATM’s in Williamson, Davidson, and Maury counties. The bank’s Internet site is FranklinNetBranch.com. In addition to Franklin National Bank, Franklin Financial Corporation is the parent company of Franklin Financial Mortgage, Franklin Financial Insurance Agency, and Franklin Financial Securities.

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       THE STATEMENTS CONTAINED IN THIS RELEASE WHICH ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS DESCRIBING FRANKLIN FINANCIAL CORPORATION'S FUTURE PLANS, PROJECTIONS, STRATEGIES AND EXPECTATIONS, ARE BASED ON ASSUMPTIONS AND INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES, MANY OF WHICH ARE BEYOND FRANKLIN FINANCIAL CORPORATION'S CONTROL. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED DUE TO CHANGES IN INTEREST RATES, COMPETITION IN THE INDUSTRY, CHANGES IN LOCAL AND NATIONAL ECONOMIC CONDITIONS AND VARIOUS OTHER FACTORS. ADDITIONAL INFORMATION CONCERNING SUCH FACTORS, WHICH COULD AFFECT FRANKLIN FINANCIAL CORPORATION, IS CONTAINED IN FRANKLIN FINANCIAL CORPORATION'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

      Investors and security holders are advised to read the proxy statement/prospectus regarding the transaction referenced in this document when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Commission by Fifth Third Bancorp. Security holders may receive a free copy of the proxy statement/prospectus (when available) and other related documents filed by Fifth Third Bancorp and Franklin Financial Corporation at the Commission’s website at www.sec.gov and/or from Fifth Third Bancorp and Franklin Financial Corporation.

      Franklin Financial Corporation and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Franklin Financial Corporation with respect to the merger. Information regarding such officers and directors is included in Franklin Financial Corporation’s proxy statement for its 2002 Annual Meeting of Shareholders filed with the Commission on April 23, 2002. This document is available free of charge at the Commission’s website at www.sec.gov and/or from Franklin Financial Corporation.